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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             CONSTELLATION 3D, INC.
               ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ----------------------------------------------------
                         (Title of Class of Securities)

                                   210379 10 3
               ----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
               ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 210379 10 3


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   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Leonardo Berezowsky

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   2       Check the Appropriate Box If a Member of a Group            (A)  [ ]
           (See Instructions)                                          (B)  [ ]


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   3       Sec Use Only


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   4       Citizenship or Place of Organization

                                     Israel
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                             5      Sole Voting Power

                                    151,350
       Number of
        Shares              ----------------------------------------------------
     Beneficially            6      Shared Voting Power
       Owned by
         Each                       29,119,283
       Reporting
        Person              ----------------------------------------------------
         With                7      Sole Dispositive Power

                                    151,350

                            ----------------------------------------------------
                             8      Shared Dispositive Power

                                    29,119,283

--------------------------------------------------------------------------------
   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           29,270,633
--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)
                                                                            [ ]

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   11      Percent of Class Represented by Amount in Row (9)

           67.5%
--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions):

           IN
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Item 1.

       (a)     Name of Issuer

               Constellation 3D, Inc.

       (b)     Address of Issuer's Principal Executive Office

               230 Park Avenue, Suite 453, New York, New York  10169

Item 2.

       (a)     Name of Person Filing

               Leonardo Berezowsky

       (b)     Address of Principal Business Office or, if none, Residence

               230 Park Avenue, Suite 453, New York, New York  10169

       (c)     Citizenship

               Israel

       (d)     Title of Class of Securities

               Common Stock

       (e)     CUSIP Number

               210379 10 3

Item 3.        Not Applicable.

Item 4.        Ownership.

Leonardo Berezowsky is a member of the Board of Directors, Chief Financial Officer and Senior Vice President of Finance of Constellation 3D, Inc. (the "Company"). Mr. Berezowsky is the beneficial owner of 29,270,633 shares of the Common Stock of the Company, representing 67.5% of the class. Mr. Berezowsky has the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, 151,350 shares of the Common Stock of the Company, of which 150,000 shares are issuable upon the exercise of an option that is exercisable within 60 days of December 31, 2000.

Constellation 3D Technology Limited, a British Virgin Islands company, is the beneficial owner of 29,119,283 shares (the "Shares") of the Company's Common Stock, representing 67.4% of the class, of which 30,000 shares are issuable upon the exercise of warrants that are exercisable within 60 days of December 31, 2000. United European Enterprises Ltd., a Nevis company, owns approximately 55.5% of the voting shares of Constellation 3D Technology Limited.
Constellation Group Investments Inc., a British Virgin Islands company, owns approximately 54.9% of the voting shares of United European Enterprises
Ltd. Markus Banzer, Hubert Buchel and Criterion Treuunternehmen reg., as the sole three trustees of the Alex-L Foundation, the Lion & Heart Foundation and Lediligi Foundation, three Liechtenstein trusts, have, through these trusts, beneficial ownership of all of the voting shares of Constellation Group Investments Inc. No individual, trust or business entity controls the three trustees.

Mr. Berezowsky is the Chief Operating Officer of Constellation 3D Technology Limited and Constellation Group Investments Inc. Therefore, he has
the shared indirect power to vote, or to direct the vote of, and the shared indirect power to dispose, or to direct the disposition of, the Shares.
Mr. Berezowsky and certain members of his family are among the beneficiaries of the Lediligi Foundation.
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Item 5.      Ownership of Five Percent or Less of a Class

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group

             Not Applicable.

Item 9.      Notice of Dissolution of Group

             Not Applicable.

Item 10.     Certification

             Not Applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


                            By:      /s/ Leonardo Berezowsky
                                ------------------------------------------------
                                Name:    Leonardo Berezowsky
February 12, 2001               Title:   Chief Financial Officer and Senior Vice
------------------                       President of Finance
Date











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